Landmark Infrastructure Partners LP

2141 Rosecrans Avenue, Suite 2100

El Segundo, California 90245

(310) 598-3173

March 16, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Re:	Landmark Infrastructure Partners LP

Registration Statement on Form S-3

Filed February 23, 2017

File No. 333-216190

Ladies and Gentlemen:

Set forth below are the responses of Landmark Infrastructure Partners LP, a Delaware limited partnership (hereafter “we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 13, 2017 with respect to the Partnership’s Registration Statement on Form S-3 filed with the Commission on February 23, 2017, File No. 333-216190 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Registration Statement filed February 23, 2017

1.	We note that Landmark Infrastructure Finance Corp. is a registrant on this Form S-3 and may co-issue debt securities. It does not appear that Landmark Infrastructure Partners LP has provided a full and unconditional guarantee of the debt securities to be co-issued by Landmark Infrastructure Finance Corp. Please refer to Rule 3-10(b) of Regulation S-X and revise accordingly or tell us why such revisions are not necessary.

Response: We acknowledge the Staff’s comment and advise the Staff that we do not believe that it is necessary to revise the Registration Statement for the Partnership to provide a full and unconditional guarantee of the debt securities to be co-issued by Landmark Infrastructure Finance Corp. (“Finance Corp.”). As reflected in the Registration Statement,

Securities and Exchange Commission

March 16, 2017

Finance Corp. is a 100% owned, direct subsidiary of the Partnership that does not own any assets or have any liabilities, and its activities are limited to co-issuing, together with the Partnership, debt securities and engaging in other activities incidental thereto. Finance Corp. will not independently issue debt securities. The note to Rule 3-10(b) of Regulation S-X supports the position that the Partnership’s full and unconditional guarantee of debt securities co-issued by Finance Corp. is not required, stating that “paragraph (b) is available if a subsidiary issuer satisfies the requirements of this paragraph but for the fact that, instead of the parent company guaranteeing the security, the subsidiary issuer co-issued the security, jointly and severally, with the parent company.” Any debt securities co-issued by Finance Corp. under the Registration Statement will be the joint and several obligations of both Finance Corp. and the Partnership. As a result, we do not believe it is necessary to register the Partnership’s full and unconditional guarantee of the debt securities to be co-issued by Finance Corp.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.

Securities and Exchange Commission

March 16, 2017

Please direct any questions or comments regarding the foregoing to the undersigned at (310) 598-3173 or to our counsel at Latham & Watkins LLP, John M. Greer, at (713) 546-7472.

Very truly yours,

Landmark Infrastructure Partners LP

By: Landmark Infrastructure Partners GP, LLC, its general partner

By:	/s/ George P. Doyle
Name:	George P. Doyle
Title:	Chief Financial Officer and Treasurer

cc:	Sandra B. Hunter, Securities and Exchange Commission

John M. Greer, Latham & Watkins LLP

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